Exhibit 99.1

Starbox Group Holdings Ltd. Receives Staff Determination Notice from Nasdaq and Plans to Appeal

KUALA LUMPUR, Malaysia, March 11, 2025 (GLOBE NEWSWIRE) — Starbox Group Holdings Ltd. (Nasdaq: STBX) (“Starbox” or the “Company”), a service provider of cash rebates, advertising, and payment solutions with a goal of becoming a comprehensive artificial intelligence solutions provider in Southeast Asia, today announced that the Company received a staff determination notice (the “Staff Determination Notice”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on March 7, 2025, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. Furthermore, pursuant to Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period, since the Company has effected two reverse stock splits over the prior one-year period,. The Company’s securities will be suspended from trading on The Nasdaq Capital Market at the opening of business on March 18, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market (the “Suspension”), unless the Company requests an appeal of such determination to Nasdaq’s Hearings Panel (the “Panel”).

Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of US$1.00 per share and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from January 21, 2025 to March 6, 2025, the Company no longer meets the minimum bid price requirement. Nasdaq Listing Rule 5810(c)(3)(A) specifies that if a Company’s security fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period. In that regard, on October 31, 2024, the Company effected a 16 to 1 share consolidation. Subsequently, on March 3, 2025, the Company effected a 10 for 1 share consolidation, making the cumulative share consolidation ratio 160 to 1. As a result, the Company is not eligible for any compliance period.

The Company’s operations are not affected by the receipt of the Staff Determination Notice. The Company intends to timely appeal Nasdaq’s determination to the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The Company’s hearing request will stay the Suspension and the filing of the Form 25-NSE pending the Panel’s decision.

About Starbox Group Holdings Ltd.

Headquartered in Malaysia, Starbox is a technology-driven, rapidly growing company with innovation as its focus. Starbox is aiming to be a comprehensive technology solutions provider within Southeast Asia and also engages in building a cash rebate, advertising, and payment solution business ecosystem, targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. The Company connects retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants on its GETBATS website and mobile app. The Company also provides digital advertising services to advertisers through its SEEBATS website and mobile app, GETBATS website and mobile app and social media. The Company also provides payment solution services to merchants. For more information, please visit the Company’s website: https://ir.starboxholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact:

Starbox Group Holdings Ltd.

Investor Relations Department

Email: ir@starboxholdings.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com